UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

RigNet, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

766582100
(CUSIP Number)

September 12, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 766582100	Page 2 of 5

1	NAME OF REPORTING PERSON Energy Growth AS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 766582100	Page 3 of 5

Explanatory Note

This Amendment No. 2 to Schedule 13G (“Amendment No. 2 to Schedule 13G”) amends and restates Amendment No. 1 to Schedule 13G filed on February 8, 2012 (“Amendment No. 1 to Schedule 13G”) which amended and restated the Schedule 13G filed by Energy Growth AS (“Energy Growth”), a Norwegian company limited by shares, on February 11, 2011 (the “Schedule 13G”), relating to its beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”), of RigNet, Inc., a Delaware corporation (the “Company”). This Amendment No. 2 to Schedule 13G is being filed in connection with the disposition by Energy Growth of: (i) warrants to purchase 133,010 shares of Common Stock pursuant to that certain Warrant Purchase Agreement by and between Energy Growth and Energy Growth Holding AS, effective as of September 5, 2013; and (ii) 4,049,691 shares of Common Stock and warrants to purchase 700,309 shares of Common Stock pursuant to that certain Purchase Agreement by and among Energy Growth, Digital Investments LP and the other parties thereto, effective as of September 12, 2013.

Item 1(a):                      Name of Issuer:

The name of the issuer is RigNet, Inc., a corporation organized under the laws of the State of Delaware.

Item 1(b):                      Address of Issuer's Principal Executive Offices:

The Company’s principal executive office is located at 1880 S. Dairy Ashford, Suite 300, Houston, Texas 77077.

Item 2(a):                      Name of Person Filing:

This Schedule 13G is filed by Energy Growth.  Energy Growth is the direct record owner of zero (0) shares of Common Stock (as defined above) of the Company.

Item 2(b):                      Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Energy Growth is c/o Cubera Private Equity AS, Tordenskioldsgate 6B, N-0160 Oslo, Norway.

Item 2(c):                      Citizenship:

Energy Growth is a Norwegian company limited by shares.

Item 2(d):                      Title of Class of Securities:

Common Stock, par value $0.001, of the Company.

Item 2(e):                      CUSIP Number:

766582100

Item 3:                           If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A.	[ ]	Broker or dealer registered under Section 15 of the Act,
B.	[ ]	Bank as defined in Section 3(a)(6) of the Act,
C.	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act,

CUSIP No. 766582100	Page 4 of 5

D.	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940,
E.	[ ]	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
F.	[ ]	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
G.	[ ]	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
H.	[ ]	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
I.	[ ]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
J.	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:                      Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for Energy Growth and is incorporated herein by reference for Energy Growth.

Item 5:                      Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof Energy Growth has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
        [X]

Item 6:                      Ownership of More than Five Percent on Behalf of Another Person:

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8:                      Identification and Classification of Members of the Group:

Not applicable.

Item 9:                      Notice of Dissolution of Group:

Not applicable.

Item 10:                    Certification:

Not applicable.

[Signatures on following page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2014

ENERGY GROWTH AS

By:	/s/ Axel H. Daasvand
Name: Axel H. Daasvand
Title: Chief Executive Officer